Exhibit 99.1

Currenc Group Announces Signed Reinstatement of Tranglo SPA and Agreement in Principle for Proposed 100% Acquisition at US$666.7 Million and Extension of Longstop Date to March 31, 2027

Parties agree in principle to pursue acquisition of 100% of Tranglo, subject to definitive documentation and agreement with Ripple Markets APAC

SINGAPORE, Oct. 30, 2026 (GLOBE NEWSWIRE) -- Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a provider of artificial intelligence (AI) solutions to financial institutions, today announced that its wholly owned subsidiary, Seamless Group Inc. (“Seamless”), and New Margin Holding Limited (“New Margin”) have signed a reinstatement and amendment letter dated October 29, 2026 (the “Reinstatement Letter”) in relation to the share purchase agreement dated January 1, 2026 (the “SPA”) concerning Tranglo Sdn. Bhd. (“Tranglo”). The Reinstatement Letter reinstates the SPA effective from New Margin’s countersignature on October 29, 2026 and extends the longstop date to March 31, 2027. The parties have also agreed in principle to pursue a proposed acquisition of 100% of Tranglo’s issued share capital for aggregate consideration of US$666,666,666.67, subject to definitive documentation and the required cooperation and agreement of Ripple Markets APAC Pte. Ltd. (“RMA”).

Tranglo is a cross-border payment hub that facilitates international transactions for businesses and financial institutions, including remittances, business payments and mobile top-ups, through a network of banks, e-wallets and payout partners.

The reinstatement and proposed enlarged transaction represent an important step in Currenc’s previously announced plan to monetize its existing operating businesses and streamline its corporate structure. If completed, the proposed full acquisition would enable Currenc to monetize its entire interest in Tranglo. Subject to completion and the applicable settlement and payment arrangements, the Company intends to use net proceeds received from the sale of its Tranglo shares to repay indebtedness, fund working capital and support its AI and Web3 initiatives.

“We are pleased to have reinstated the SPA and established with New Margin a pathway toward a potential acquisition of 100% of Tranglo,” said Alex Kong, Founder, Executive Chairman and Chief Executive Officer of Currenc Group. “The extended timetable provides a framework to advance the remaining requirements. Completing the proposed transaction would be an important step in our strategy to monetize Tranglo, strengthen our balance sheet and focus resources on AI and Web3. We are focused on progressing the conditions and third-party arrangements required for closing.”

Ye Tian of New Margin commented, “We are pleased to have reinstated the SPA and agreed with Seamless to pursue a potential acquisition of 100% of Tranglo. Tranglo has built a valuable cross-border payments platform with an extensive international network, and we see significant potential in its next phase of growth. We are committed to working closely with Seamless to advance the remaining regulatory, licensing and documentation requirements and to pursue the third-party arrangements necessary to support completion.”

Transaction Overview

As previously announced on January 2, 2026, the original SPA provided for New Margin to acquire 100,465 ordinary shares of Tranglo, representing 60% of its issued share capital, for US$400 million, with US$200 million payable at closing and US$200 million payable within 90 days after closing. The SPA terminated automatically when the closing conditions were not satisfied or waived by September 30, 2026. The reinstated SPA retains the same aggregate purchase price and payment structure and, except for the express amendments in the Reinstatement Letter, all other terms and conditions remain unchanged and in full force and effect upon reinstatement.

RMA previously exercised tag-along rights in respect of all 66,977 ordinary shares held by it in Tranglo. As disclosed in the Company’s Annual Report on Form 20-F, under the existing transaction framework Seamless would sell approximately 60,279 Tranglo shares, representing approximately 36% of Tranglo’s issued share capital, for gross consideration of approximately US$240 million, and RMA would sell the balance of the 100,465 shares, representing approximately 24% of Tranglo, such that New Margin would acquire a total of 60% on the same terms. These amounts are before deduction of any amounts applied to Seamless’s judgment debt as described below.

Under the proposed enlarged transaction, New Margin would acquire 100% of Tranglo for aggregate consideration of US$666,666,666.67, calculated on a pro rata basis to the purchase price under the SPA. Approximately US$400 million would be attributable to Seamless’s entire 60% interest, and approximately US$266.7 million would be attributable to RMA’s 40% interest and would be payable to RMA rather than to Seamless or the Company. If the proposed full acquisition is completed, Seamless’s gross consideration would therefore increase from approximately US$240 million under the existing tag-along framework to approximately US$400 million for its entire interest, before applicable settlement and payment deductions.

RMA is not a party to the Reinstatement Letter. The proposed acquisition of RMA’s shares, settlement of Seamless’s judgment debt, discharge of the charging order and any agreed standstill are intended to be documented through a separate tripartite agreement among Seamless, New Margin and RMA (the “Tripartite Agreement”). Beyond any obligation already existing under the SPA and the Shareholders’ Agreement, New Margin has no obligation to acquire or make any payment for RMA’s shares unless and until the Tripartite Agreement is executed. The proposed 100% acquisition therefore remains subject to definitive documentation and the cooperation and agreement of RMA, where required.

Path to Completion

Seamless and New Margin have agreed to cooperate fully and in good faith and use reasonable endeavours to progress the outstanding conditions. Their immediate priorities include renewal of Tranglo’s money services business licence, required regulatory change-of-control and director approvals, execution of the Deed of Ratification and Accession, New Margin’s funding arrangements and matters relating to discharge of the charging order over the shares owned by Seamless. The indicative timetable targets execution of the Tripartite Agreement by December 31, 2026 and satisfaction or waiver of the remaining conditions and closing by the extended longstop date.

As disclosed in the Company’s Report on Form 6-K dated October 7, 2026, the High Court of Malaya made absolute a charging order over the 100,465 Tranglo shares owned by Seamless in connection with an unsatisfied Singapore judgment for a principal sum of US$23,952,480.00, plus late payment charges and certain costs. Under the Reinstatement Letter, any payment to RMA in satisfaction of Seamless’s judgment debt would be made from the first US$200 million tranche otherwise payable to Seamless and separately identified from consideration payable for RMA’s own shares. The parties will seek RMA’s agreement to a standstill pending closing and to discharge the relevant security and discontinue related enforcement proceedings upon performance of the agreed settlement obligations. No standstill has been agreed as of the date of this press release, and RMA is entitled to commence further enforcement proceedings and seek a sale of the charged shares.

Founded in 1999, NewMargin Ventures (“NewMargin”) is a private equity firm that, according to information provided by NewMargin, manages over RMB40 billion in assets and has invested in more than 300 companies, with approximately 100 portfolio companies having completed IPOs or strategic exits. NewMargin intends to complete the transaction through its affiliated offshore investment entity, New Margin Holding Limited.

Completion of the transaction contemplated by the reinstated SPA remains subject to satisfaction or waiver of the applicable conditions, including required regulatory approvals and third-party consents, in accordance with the SPA’s terms. Completion of the proposed 100% acquisition is additionally subject to execution and implementation of the Tripartite Agreement and any other required definitive documentation. There can be no assurance that either transaction will be completed on the terms or timetable described in this press release, or at all. No advance purchase-price payments have been made as of the date of this press release.

Tranglo accounted for a majority of the Company’s revenue for the year ended December 31, 2025, and completion of the sale of the Company’s entire interest would result in the disposition of its principal operating business. The Company’s Annual Report on Form 20-F includes disclosure regarding substantial doubt about the Company’s ability to continue as a going concern.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech company that provides artificial intelligence (AI) solutions to financial institutions. The Company’s AI solutions, including Seamless AI Call Centre and other AI-powered agents, are designed to reduce costs, increase efficiency and improve customer satisfaction for banks, insurance companies, telecommunications companies, government agencies and other financial institutions. Through Tranglo, the Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services. In April 2026, Currenc tokenized its ordinary shares on the Ethereum and Solana blockchains.

For additional information, please refer to www.currencgroup.com, the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and its subsequent Reports on Form 6-K.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release—including statements regarding the satisfaction or waiver of closing conditions, licence renewal and regulatory and director approvals, New Margin’s funding arrangements, the Tripartite Agreement, any judgment settlement, standstill, discharge or enforcement of the charging order, the structure, timing, completion and potential benefits of the transaction and proposed 100% acquisition, estimated proceeds and their expected use, the Company’s ability to continue as a going concern, and its business strategy, plans and objectives—are forward-looking statements.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including: the SPA’s prior automatic termination and the possibility that conditions may again not be satisfied or waived by the extended longstop date; renewal of Tranglo’s money services business licence and receipt of required regulatory approvals; New Margin’s ability to demonstrate and provide the required funding; RMA’s willingness to execute the Tripartite Agreement and agree to a standstill and settlement; enforcement of the charging order, including a potential sale below the SPA purchase price; increases in the judgment debt and the resulting reduction in proceeds payable to Seamless; termination in specified circumstances; possible changes to the terms, structure or timing of the transaction; the Company’s liquidity and going-concern position if the transaction is not completed; and the risks described in the Company’s SEC filings, including its Annual Report on Form 20-F filed on April 30, 2026 and its Reports on Form 6-K furnished since that date.

Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law. All information provided in this press release is as of the date of this press release.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

Source: Currenc Group Inc.

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